EXHIBIT 3.99
CERTIFICATE OF INCORPORATION
OF
SPRINGFIELD HOSPITAL, INC.
     The undersigned person, in order to form a corporation under the General Corporation Law of the State of Delaware (the “General Corporation Law”), adopts the following Certificate of Incorporation for such corporation.
ARTICLE I
NAME
     The name of the corporation is Springfield Hospital, Inc. (the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
     The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, County of Kent, Delaware 19904. The name of the registered agent of the Corporation in the State of Delaware at the registered office is National Registered Agents, Inc.
ARTICLE III
PURPOSES
     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.
ARTICLE IV
CAPITALIZATION
     The Corporation shall have authority, acting by its Board of Directors, to issue one thousand (1,000) shares of common stock, all of such shares having a par value of $.01 per share, and such shares being entitled to one (1) vote per share on any matter on which stockholders of the Corporation are entitled to vote.
ARTICLE V
INCORPORATOR
     The name of the incorporator of the Corporation is John J. Faldetta, Jr. and his address is 511 Union Street, Suite 2700, Nashville, County of Davidson, Tennessee 37219.

ARTICLE VI
LIMITATION ON PERSONAL LIABILITY OF DIRECTORS
     The personal liability of all of the directors of the Corporation is hereby eliminated to the fullest extent allowed as provided by the General Corporation Law, as the same may be supplemented and amended.
ARTICLE VII
INDEMNIFICATION
     The Corporation shall, to the fullest extent legally permissible under the provisions of the General Corporation Law, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him or her in connection with any action, suit or other proceeding in which he or she may be involved or with which he or she may be threatened, or other matters referred to in or covered by said provisions both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw of the Corporation, agreement or resolution adopted by the stockholders entitled to vote thereon after notice.
ARTICLE VIII
AMENDMENTS
     The Board of Directors reserves the right from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereinafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.
ARTICLE IX
PREEMPTIVE RIGHTS
     The holders of stock of the Corporation shall have no preemptive or preferential right to subscribe for or purchase any stock or securities of the Corporation.
ARTICLE X
PERPETUAL EXISTENCE
     The period of existence of the Corporation shall be perpetual.
Dated on this 15th day of December, 2006.

/s/ John J. Faldetta, Jr.
John J. Faldetta, Jr.
Incorporator